UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*


                         Famous Dave's of America, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    307068106
                                 (CUSIP Number)

                     Mr. Joshua G. Welch Vicuna Advisors LLC
                           107 Wilcox Road, Suite 101
                              Stonington, CT 06378
                                 (860) 536-0155
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2009
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

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1         NAME OF REPORTING PERSONS
                             Vicuna Advisors LLC

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
     NUMBER         7       SOLE VOTING POWER

   OF SHARES                Zero
                    ------------------------------------------------------------
  BENEFICIALLY      8       SHARED VOTING POWER

   OWNED BY                 410,184 shares
                    ------------------------------------------------------------
     EACH           9       SOLE DISPOSITIVE POWER

   REPORTING                Zero
                    ------------------------------------------------------------
    PERSON          10      SHARED DISPOSITIVE POWER

     WITH                   410,184 shares

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          410,184 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          4.5 %

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

CUSIP No. 307068106

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
                             Vicuna Partners LLC

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
     NUMBER         7       SOLE VOTING POWER

   OF SHARES                Zero
                    ------------------------------------------------------------
  BENEFICIALLY      8       SHARED VOTING POWER

   OWNED BY                 410,184 shares
                    ------------------------------------------------------------
     EACH           9       SOLE DISPOSITIVE POWER

   REPORTING                Zero
                    ------------------------------------------------------------
    PERSON          10      SHARED DISPOSITIVE POWER

     WITH                   410,184 shares

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          410,184 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          4.5 %

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

CUSIP No. 307068106

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          Joshua G. Welch

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
     NUMBER         7       SOLE VOTING POWER

   OF SHARES                Zero
                    ------------------------------------------------------------
  BENEFICIALLY      8       SHARED VOTING POWER

   OWNED BY                 410,184 shares
                    ------------------------------------------------------------
     EACH           9       SOLE DISPOSITIVE POWER

   REPORTING                Zero
                    ------------------------------------------------------------
    PERSON          10      SHARED DISPOSITIVE POWER

     WITH                   410,184 shares

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          410,184 shares

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          4.5 %

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

     This Amendment No. 5 to Statement on Schedule 13D amends the Statement on
Schedule 13D relating to the Common Stock, $0.01 par value (the "Common Stock"), of Famous Dave's of America, Inc. (the "Issuer") filed by the Reporting Persons (as defined below) on April 4, 2006, as amended by Amendment No. 1 filed by the Reporting Persons on June 16, 2006, Amendment No. 2 filed by the Reporting Persons on August 2, 2006, Amendment No. 3 filed by the Reporting Persons on March 12, 2008 and Amendment No. 4 filed by the Reporting Persons on April 8, 2009.


     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), and Joshua G. Welch ("Welch").


     The address of the principal business and principal office of each of the Reporting Persons is c/o Vicuna Advisors LLC, 107 Wilcox Road, Suite 101, Stonington, CT 06378.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     The source of funds used to purchase the shares of Common Stock owned by the Reporting Persons (the "Shares") was working capital of investment partnerships for which Master acts as general partner and Advisors acts as investment adviser. The aggregate amount of such funds was $5,415,125.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

     As of the date hereof, investment partnerships for which Partners acts as general partner and Advisors acts as investment adviser are the beneficial owners of 410,184 shares of Common Stock. By virtue of its status as general partner, Partners might be deemed to be the beneficial owner of the securities owned by such investment partnerships. By virtue of its status as investment adviser, Advisors might be deemed to be the beneficial owner of the securities owned by such investment partnerships. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by such investment partnerships. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by such investment partnerships.

     As of the date hereof, such investment partnerships are the beneficial owners of 4.5% of the Common Stock. The percentage of the outstanding Common Stock reported in this Schedule 13D is calculated on the basis of 9,194,516 shares of Common Stock issued and outstanding on July 31, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2009, filed with the Commission on August 6, 2009.

     By virtue of its status as general partner of such investment partnerships, Partners might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships. By virtue of its status as investment adviser to such investment partnerships, Advisors might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships.

     The following transactions were effected by the Reporting Persons in the Common Stock during the 60 days prior to the date of this Schedule 13D:

   Date        Purchase/Sale     No. of Shares     Price/Share       Market
2009-09-24         S               123,000           $ 5.66       Nasdaq Global

In addition, on October 1, 2009, the Reporting Persons disposed of beneficial ownership of 499,349 shares of Common Stock through a distribution to satisfy investor withdrawals from the investment partnerships for which Partners acts as general partner and Advisors acts as investment adviser.

     On October 1, 2009, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

       Exhibit A:  Agreement of Joint Filing, dated as of October 1, 2009, among
                      Advisors, Partners and Welch.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 1, 2009


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                 Joshua G. Welch
                                 Managing Member


                            VICUNA PARTNERS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                 Joshua G. Welch
                                 Managing Member


                                 /s/ Joshua G. Welch
                                 ------------------------------------
                                 Joshua G. Welch

                                                                       EXHIBIT A
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------



     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 5 to Schedule 13D dated October 1, 2009 relating to the Common Stock, $0.01 par value, of Famous Dave's of America, Inc. as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.


Dated:  October 1, 2009


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                 Joshua G. Welch
                                 Managing Member


                            VICUNA PARTNERS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                 Joshua G. Welch
                                 Managing Member


                                 /s/ Joshua G. Welch
                                 ------------------------------------
                                 Joshua G. Welch